September 29, 2011
RE:	Furmanite Corporation Form 10-K for Fiscal Year ended December 31, 2010 Form 10-Q for Fiscal Quarter ended June 30, 2011 File No. 1-5083
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549-4631
Attention:	Mr. Rufus Decker Accounting Branch Chief
Dear Ladies and Gentlemen:
Furmanite Corporation (the “Company”) has received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”) and the Form 10-Q for the period ended June 30, 2011 (the “10-Q”) by letter dated September 8, 2011 (the “Comments”).
The following numbered paragraphs are a duplication of the Staff’s comments for your convenience, followed by the Company’s responses to those comments.
Form 10-K for Fiscal Year ended December 31, 2010
General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.
Response:
The Staff’s comments are noted. The Company’s responses to the Staff’s comments that request additional disclosure include proposed annual and interim disclosures, which are marked to reflect our proposed changes.
Financial Statements
Notes to the Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies, page F-8
General
2. We note your response to prior comment 3. Costs related to projects not qualifying for revenue recognition are recorded as inventory. Please tell us the nature of these costs and help us understand why they would be capitalized and recorded as inventory rather than expensed.
Response:
The Staff’s comments are noted. While the Company’s jobs are typically one or two days in duration and most often completed within a week some jobs do take longer to complete, and there are jobs in process at any given time. At the end of an accounting period the Company records operating costs, primarily consisting of direct labor along with related fringe benefits, materials, engineering and equipment rental, in work-in-process inventory for projects in which the earnings process has not been completed. Revenue is recognized in the period in which the earnings process is complete, at which time the associated operating costs, including those costs that had been previously capitalized and recorded as inventory, are expensed.

Revenue Recognition, page F-11
3. We note your response to prior comment 4. You routinely sell products in conjunction with, or as a byproduct of, providing services to your customers. Although separate units of accounting may exist in these types of arrangements in accordance with ASC 605-25-25-5, product and service revenues are generally earned simultaneously when the service work is completed and you rarely enter into multiple element arrangements where the earnings process is completed at different dates. Please further explain how you determined that your revenue recognition policy complies with ASC 605-25 by specifically addressing the following in regards to these arrangements:
•	Please tell us the typical length of time of these arrangements;
•	Please tell us how you determined separate units of accounting exist based on the guidance of ASC 605-25-25-5; and
•	Please tell us how you considered ASC 605-25-30-2 through 5 in allocating revenue to each unit and correspondingly how you determined the appropriate time to record revenue related to each unit. Your response indicates that you record revenue at the end of the arrangement when the service work is completed. Please confirm.
In addition, as previously requested, please provide the disclosures required by ASC 605-25-50.
Response:
The Staff’s comments are noted. The Company’s sales that include both products and services most often occur in situations where the products are a byproduct of, or are used in, the performance of service work provided to the customer. These jobs are typically completed in one or two days, and most often are less than one week in duration. These types of jobs are not considered multiple element arrangements and are accounted for using the completed performance model due to the service work being performed over a relatively short period of time and the customer realizing value only if and when the final act of the service work is performed. Accordingly, revenue for both the product and service are earned simultaneously and recognized upon completion of the service work and acceptance by the customer.
On occasion, the Company may enter into an arrangement whereby it manufactures or purchases and sells a product to the customer, then performs related service work at a later date. Such situations may occur, for example, when a customer wants the product delivered prior to the related service work in order to complete its internal testing to ensure the product meets proper specifications or for a planned maintenance shutdown. The length of time from product sale to related service work can range in duration, from a couple of weeks to several months or longer, depending on the customer’s needs. In these types of arrangements the separate units of accounting are identified based on meeting the following criteria in accordance with ASC 605-25-25-5 through December 31, 2010:
•	Products delivered prior to the completion of service work having stand alone value to the customer based on the Company separately selling the products.

•	The fair value of undelivered service work being based on objective and reliable evidence due to the Company providing equivalent service work that is not associated with product sales.

•	Performance of undelivered service work is probable and substantially in control of the Company.
Upon the adoption of Accounting Standards Update No. 2009-13, Revenue Recognition — Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”) effective January 1, 2011, the separate units of accounting in these types of arrangements are identified based on meeting the following criteria:
•	Products delivered prior to the completion of service work having stand alone value to the customer based on the Company separately selling the products.
•	Performance of undelivered service work is probable and substantially in control of the Company.
The adoption of ASU 2009-13 did not have a material impact on the Company’s consolidated financial statements.

The Company confirms that these types of transactions are accounted for under the provisions of ASC 605-25-25 Multiple Element Arrangements. Prior to January 1, 2011 revenue was allocated to the separate units of accounting based on their relative fair values, as objective and reliable evidence of fair value for all units existed in these transactions in accordance with ASC 605-25-30-2. Upon the adoption of ASU 2009-13, revenue is allocated to the separate units of accounting based on their relative selling price determined as if the deliverables were sold separately. Product revenue is recorded upon completion of the earnings process including delivery of the products and acceptance by the customer while service revenue is generally recorded at a later date once the service work has been completed and accepted by the customer. The timing of revenue recognition was not impacted as a result of the adoption of ASU 2009-13.
The Company has not historically included a disclosure relating to multiple element arrangements as they have not been material to its financial statements. However, as such arrangements do occur on occasion, in future annual and interim filings, the Company proposes to include the following additional disclosure to “Note 1. Description of Business and Summary of Significant Accounting Policies” (note that the proposed changes are indicated by underline):
Revenue Recognition
Revenues are recorded in accordance with FASB ASC 605, Revenue Recognition, when realized or realizable, and earned.
Revenues are based primarily on time and materials. Substantially all projects are generally short term in nature. Revenues are recognized when persuasive evidence of an arrangement exists, services to customers have been rendered or products have been delivered and risk of ownership has passed to the customer, the selling price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales tax. The Company occasionally enters into transactions that represent multiple element arrangements, which include a combination of services and products. The Company separates deliverables into units of accounting based on whether the deliverables have standalone value to the customer. The arrangement consideration is allocated to the separate units of accounting based on each unit’s relative selling price determined using vendor specific objective evidence. Revenue is recognized for the separate units of accounting as the items are delivered or performed and accepted by the customer. The Company provides limited warranties to customers, depending upon the service performed. Warranty claim costs were not material during any of the years ended December 31, 2010, 2009 or 2008.
Note 2. Earnings (Loss) Per Share, page F-14
4. We note your response to prior comment 5. Please clarify in your disclosures that the restricted shares participate equally with common stock in dividends and undistributed earnings, if true.
Response:
The Staff’s comments are noted. Restricted stock issued by the Company is deemed to be outstanding and therefore is able to participate equally in dividends declared and undistributed earnings. The Company proposes to include the following additional disclosures to “Note 2. Earnings (Loss) Per Share” of future annual and interim filings (note that the proposed changes are indicated by underline):
“Basic earnings (loss) per share are calculated as net income (loss) divided by the weighted-average number of shares of common stock outstanding during the period, which includes restricted stock. Restricted shares of the Company’s common stock have full voting rights and participate equally with common stock in dividends declared and undistributed earnings. As participating securities, the restricted stock awards are included in the calculation of basic EPS using the two-class method. Diluted earnings (loss) per share assumes issuance of the net incremental shares from stock options when dilutive. The weighted-average common shares outstanding used to calculate diluted earnings (loss) per share reflect the dilutive effect of common stock equivalents including options to purchase shares of common stock, using the treasury stock method.”

Note 13. Business Segment Data and Geographical Information, page F-30
5. We note your response 11. Given that you report and discuss the Americas, EMEA, which represents Europe, the Middle East, and Africa, and Asia-Pacific throughout your filings, it is unclear how you determined that each of these regions would not be considered operating segments pursuant to ASC 280-10-50-1. Specifically, the presumption would be that the chief operating decision maker would use all financial information available to him, including the operating results of each of these regions, to make decisions about allocating resources and assessing performance. Correspondingly we continue to have difficulty understanding how you determined that you only have one reporting unit for purposes of testing goodwill for impairment pursuant to ASC 350-20-35. Please advise. Please also provide us with all of the financial information provided to your CODM for each of the last three years. Please tell us whether discrete financial information is prepared at a lower level than your current reportable segment and explain to us who utilizes this information and for what purpose. Please also provide us with the financial information you provide to your Board of Directors.
Response:
The Staff’s comments are noted. The geographical region information included in the Company’s filings consist of required disclosures in accordance with ASC 280-10-50-41, with additional information that we believe helps investors better understand the Company’s international presence and which also provides for consistency with disclosures of other public companies within its industry. Geographical financial information is not used by the Company’s CODM to make decisions to allocate resources or assess performance of the Company. The Company prepares financial information in various formats; however, financial information used by the CODM in making decisions on the allocation of resources and assessment of the Company’s performance is based solely on entity-wide operating results. In addition to the examples supporting this determination provided in the Company’s response letter to the Staff dated September 2, 2011, another indicator of the entity-wide focus relates to incentive compensation, as 75% of each regional manager’s incentive compensation is based on entity-wide operating results. Collectively, this information was and continues to be the basis for the Company determining that it has one operating segment.
The Company has also determined pursuant to ASC 350-20-35 that it has one reporting unit as it has only one operating segment which contains components with economically similar characteristics that aggregate into the one reporting unit. As discussed in greater detail in the Company’s response letter to the Staff dated September 2, 2011, the components have similar economic characteristics and therefore were aggregated in accordance with ASC 280-10-50-11 and ASC 350-20-55-7 based on having common services provided across all components, shared assets and resources, standard minimum contribution margin targets, similar customers and standardized practices in providing services across all locations. The Company’s goodwill primarily relates to the acquisition of Furmanite PLC by Kaneb Services, Inc. (the name of the Company at the time of the acquisition) on March 19, 1991, which was recorded at the entity-wide level and not allocated below that level. The acquisition resulted in goodwill of $73.8 million. Prior to the adoption of SFAS No. 142 in the first quarter of 2002, 96% of the Company’s goodwill related to the Furmanite PLC acquisition. Upon adoption of SFAS No. 142, the Company recorded an impairment that resulted in goodwill being written down to $13.1 million. Since that time no changes to goodwill have occurred with the exception of a minor acquisition resulting in a $1.4 million increase in goodwill. The Company’s current operations are consistent with the operations of Furmanite PLC, therefore, goodwill relates to the entire entity and not to any particular geographical region, location, or subsidiary.
Discrete financial information, excluding allocations of certain centralized costs, is available for all countries in which the Company operates as this is required pursuant to legal and regulatory requirements. In addition, this financial information must be consolidated by country in order to translate the various foreign currencies in the preparation of consolidated US dollar denominated financial statements. This financial information however, is not regularly reviewed by the CODM. Country-level financial information is used by the Company’s other corporate management personnel, regional managers and country management to assess the performance of the applicable country.
Under separate cover, the Company is providing the Staff on a supplemental basis, pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended, a copy of financial information provided to its CODM and Board of Directors. In accordance with those rules, counsel for the Company has requested that such materials be returned promptly following completion of the Staff’s review. By separate letter, counsel for the Company has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. Section 200.83. To the extent the Staff has any comments regarding the materials being provided to it in response to this comment, please provide such comments to the Company on a supplemental basis.
Form 10-Q for the Fiscal Quarter ended June 30, 2011
General
6. Please address the above comments in your interim filings as well, as applicable.
Response:
The Staff’s comments where applicable will be reflected in the Company’s future interim filings.
In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (972) 699-6130.

Very truly yours,
/s/ Robert S. Muff
Robert S. Muff
Principal Financial and Accounting Officer